CLEARY, GOTTLIEB, STEEN & HAMILTON
佳利律師事務所

AMERICAN AND INTERNATIONAL LAWYERS
美國及國際律師

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FILIP MOERMAN
JINDUK HAN
DAVID W. HIRSCH
YONG G. LEE
RESIDENT PARTNERS

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470

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October 20, 2004

BY HAND

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We are submitting this letter and the enclosed documents on behalf of our client, Samsung Electronics Co., Ltd., to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents should bring your file on the company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Yong G. Lee of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3762 or the undersigned at (852) 2532-3762. Thank you.

Very truly yours,

David H. Lee

cc: Mr. Hyoung Joon Kim, Samsung Electronics
Mr. Hyun Seung Kim, Samsung Electronics
Mr. Sun Jae Lee, Samsung Electronics
Mr. Yong G. Lee, Cleary, Gottlieb, Steen & Hamilton

Enclosures

SAMSUNG

September 6, 2004

Property, Facility, Equipment Investment

1. Object of investment: Memory production line

2. Investment amount: KRW 748,800,000,000

3. Financing: Cash on hand

4. Product: Memory products such as DRAM and Flash

5. Investment purpose: The investment aims to enhance cost competitiveness through introducing next-generation processing technologies.

6. Location: Hwaseong Gyeonggi-do, Korea

7. Resolution date: The management committee authorized the investment on September 6, 2004

June 24, 2004

Response to Disclosure Inquiry Regarding Report on Retroactive Customs Duty Collection

- As a result of the recent change in the Korean Customs Service's policy, Multi Chip Package, or MCP, importers such as Samsung Electronics now face deferred customs duty as the Customs Service has decided to impose retroactive tariffs on MCPs, classifying them as "Other Electronic Equipment" (amounting to 8% in tariffs) under the HS code of 8543. Previously, the Customs Service did not levy tariffs on MCPs, classifying them as the same duty free commodity as ICs. The Customs Service changed its policy as the World Customs Organization reached a temporary ruling that it would treat MCPs as ICs in its tariff classification from 2007.

- Under such decision, the Customs Service plans to retroactively collect tariffs of KRW 149.6 billion from Samsung Electronics that it failed to levy on the MCP imports for the past two years.

- Samsung Electronics will pay the tariffs within the 15 day deadline following the receipt of the bill.

- Part of the delayed taxation of KRW 149.6 billion is refundable for exports after full payment is made.

- In response to the retroactive tariffs collection, Samsung Electronics is exploring possible actions to take, such as filing a claim with local or international customs service organizations against the Customs Service for its retroactive collection of tariffs even though Samsung Electronics will make the full payment.

- Further material developments will be disclosed as they become available.

□ Samsung Electronics discloses the above information at the request of the Korea

Stock Exchange made at 10:14 June 24, 2004.

SAMSUNG

June 8, 2004

Response to Disclosure Inquiry

Regarding Litigation Involving Fujitsu

The following disclosure is focused on developments of the April 6th lawsuit filed by Fujitsu Limited with the U.S. District Court for the Central District of California against Samsung SDI Co., Ltd., Samsung Electronics Co., Ltd. and Samsung Electronics America ("SEA"). In the lawsuit, Fujitsu sought a court order against further infringement of its PDP patents and compensation for past infringement.

After Samsung SDI and Fujitsu concluded a cross-license contract under which all the PDP patents held by each company became available for the use of both companies, the two agreed to withdraw all claims made in the U.S. and Japan in connection with the PDP patents, and Fujitsu also agreed to withdraw its claim for injunctive relief to halt the import of the PDP products to Japan.

Under the agreement, Fujitsu will withdraw its claims made in the U.S. against Samsung Electronics and SEA, both of which produce and market the PDP TV of which the PDP panel is supplied by Samsung SDI.

April 20, 2004

Property, Facility, Equipment Investment

1. Object of investment: System LSI equipment

2. Investment amount: KRW 1,269,100,000,000

3. Financing: Cash on hand

4. Products: Non-Memory products such as SOC, ASIC, and Image Sensor
   (related processing technology R&D included)

5. Investment purpose: The planned investment aims to expand capacity and develop nano processing technologies for 90nm or less.

6. Location: Gyeonggi-do Giheung, Korea

7. Resolution date: The management committee authorized the investment on April 19, 2004

April 7, 2004

Equity Investment in Affiliate

1. Object of investment: Samsung Card Co., Ltd. (Affiliate)

2. Equity investment details
   - Investment date: April 16, 2004 (full payment date)
   - Of the 118,282,000 new shares allocated to it in connection with Samsung Card's rights issuance, Samsung Electronics will purchase 75,000,000 new shares of Samsung Card.
   - Planned equity investment: KRW 600,000,000,000
   - Total equity investment in Samsung Card: KRW 1,091,764,000,000
   - Equity investment purpose: Participation in rights offering
   - Resolution date: April 7, 2004

February 27, 2004

The 35th Annual Meeting of Shareholders For the 2003 Fiscal Year

1. Shareholder Approval of Financial Statements for the 2003 Fiscal Year

- Assets: KRW 39,203,381,000,000
- Liabilities: KRW 9,788,906,000,000
- Capital stock: KRW 895,241,000,000
- Shareholders' equity: KRW 29,414,475,000,000
- Sales: KRW 43,582,016,000,000
- Income before tax: KRW 6,904,490,000,000
- Net income: KRW 5,958,998,000,000

2. Dividends (Cash Dividends)

- Dividend per share
  - ·Common share: Year-end dividend of KRW 5,000
    Interim dividend of KRW 500
  - ·Preferred share: Year-end dividend of KRW 5,050
    Interim dividend of KRW 500
- Total payout: KRW 886,684,000,000
- Dividend yield (interim dividend included)
  - · 1.13% for common shares
  - · 2.05% for preferred shares
- Payout ratio: 14.9%

□ The above total payout and payout ratio were calculated based on the total of the year-end dividend and interim dividend.

3. Director Appointment

- Shareholder approval of director nominees
  - ·Non-executive director nominees: Kap-Hyun Lee and Goran Sture Malm
  - ·Audit committee member nominee : Kap-Hyun Lee
  - ·Executive director nominee : Hak-Soo Lee
- Non-executive directors
  - ·Number of directors : 13
  - ·Number of non-executive directors: 7
  - ·Portion of non-executive directors: 53.8%
- The three-member audit committee is composed of only non-executive directors.

4. Vote Results

- Agenda item No. 1: Shareholder approval of the balance sheet, income statement, and statement of appropriations of retained earnings for the fiscal year ending December 31, 2003

  → The financial statements were approved as presented in their original form.
- Agenda item No. 2: Shareholder approval of director nominees

  ·No. 2-1: Approval of the two non-executive director nominees (Kap-Hyun Lee and Goran Sture Malm)

  → The agenda item No. 2-1 was approved as presented in its original form.

  ·No. 2-2: Shareholder approval of appointment of Kap-Hyun Lee on the audit committee

  → The agenda item No. 2-2 was approved as presented in its original form.

  ·No. 2-3: Shareholder approval of executive director (Hak-Soo Lee)

  → The agenda item No. 2-3 was approved as presented in its original form.
- Agenda item No. 3: Shareholder approval of director compensation ceiling

  → The agenda item No. 3 was approved as presented in its original form.

5. Meeting Date: February 27, 2004

SAMSUNG

January 13, 2004

Property, Facility, Equipment Investment

1. Object of investment: LCD production line 7

2. Investment amount: KRW 2,738,200,000,000
   □ The above investment amount is the total amount to be invested in the LCD line authorized by the management committee. The specific share of investment Samsung Electronics is to bear will be determined based on the ownership ratio of the joint venture between Samsung Electronics and its partner, Sony Corporation.

3. Financing: Cash on hand

4. Products: LCD panels for TV and monitor

5. Investment purpose: The planned investment aims to expand capacity and sustain market leadership with a rapid growth in the LCD TV market.

6. LCD production line location: Asan Chungcheongnam-do, Korea

7. Resolution Date: The management committee authorized the investment on January 12, 2004.

SAMSUNG

January 13, 2004

Property, Facility, Equipment Investment

1. Object of investment: Memory production line

2. Investment amount: KRW 1,200,100,000,000

3. Financing: Cash on hand

4. Products: Memory products such as DRAM and Flash

5. Investment purpose: The planned investment aims to expand memory production capacity and enhance competitiveness with a rise in market demand.

6. Memory production line location: Hwaseong Gyeonggi-do, Korea

7. Resolution date: The management committee authorized the investment on January 12, 2004.